Exhibit 99.2

PRIME
INFRASTRUCTURE

Prime Infrastructure Holdings Limited ABN 61 100 364 234
Prime Infrastructure RE Limited ACN 099 717 638;
AFSL 219673 as Responsible Entity of each of
Prime Infrastructure Trust ARSN 100 375 479 &
Prime Infrastructure Trust 2 ARSN 108 288 204

LODGE YOUR VOTE

By mail:
Prime Infrastructure Holdings Limited
C/- Link Market Services Limited
Locked Bag A14
Sydney South NSW 1235 Australia

By fax: +61 2 9287 0309

All enquiries to: Telephone: 1800 267 994 **Overseas:** +61 2 8280 7616

SECURITYHOLDER VOTING FORM

If you wish to appoint a proxy, you or your duly appointed attorney must properly complete and sign this form and the Prime Registry must receive it (and any power of attorney under which it is signed, if applicable) no later than 2:00pm (Sydney time) on Tuesday, 2 November 2010.
I/We being a securityholder(s) of Prime and entitled to attend and vote hereby appoint:

STEP 1 APPOINT A PROXY

the Chairman of each of the Meetings (mark box) ☐

OR if you are **NOT** appointing the Chairman of each of the Meetings as your proxy, please write the name of the person or body corporate you are appointing as your proxy (do not write your own name)

or failing the person/body corporate named, or if no person/body corporate is named, the Chairman of each of the Meetings, as my/our proxy and to act on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, as the proxy sees fit) at the Company Scheme Meeting, PIT Trust Scheme Meeting and PIT2 Trust Scheme Meeting to be held at 10:00am (Sydney time) on Thursday, 4 November 2010 and at the Annual General Meeting to be held at 11:00am (Sydney time) or immediately following the conclusion of the Scheme Meetings at Wesley Theatre, Wesley Conference Centre, 220 Pitt Street, Sydney NSW 2000 and at any adjournment or postponement of each of the Meetings.

Please read the voting instructions overleaf before marking any boxes with an X or a percentage of your voting rights or number of Prime Securities to be voted on the item of business.

STEP 2 VOTING DIRECTIONS

Scheme Resolutions

	Resolution	For	Against	Abstain*
1	Approval of Company Scheme	☐	☐	☐
2	Approval of amendment to the PIT Constitution	☐	☐	☐
3	Approval of acquisition of PIT Units	☐	☐	☐
4	Approval of amendment to the PIT2 Constitution	☐	☐	☐
5	Approval of acquisition of PIT2 Units	☐	☐	☐

Annual General Meeting Resolutions

	Resolution	For	Against	Abstain*
6	Financial Report - PIHL, PIT and PIT2	Voting not required		
7	Approval of the Remuneration Report - PIHL only	☐	☐	☐
8	Re-election of Dr David Hamill as a Director - PIHL only	☐	☐	☐
9	Election of Mr Jeff Blidner as a Director - PIHL only	☐	☐	☐
10	Election of Mr Samuel Pollock as a Director - PIHL only	☐	☐	☐
11	Election of Mr Jeffrey Kendrew as a Director - PIHL only	☐	☐	☐
12	Election of Mr James Sloman as a Director - PIHL only	☐	☐	☐

* If you mark the Abstain box for a particular Item, you are directing your proxy not to vote on your behalf and your votes will not be counted in computing the required majority.

The Chairman of each of the Meetings intends to vote all undirected proxies in favour of each of the above resolutions to approve the Share Scheme.

STEP 3 SIGNATURE OF SECURITYHOLDERS - THIS MUST BE COMPLETED

Securityholder 1 (Individual)	Joint securityholder 2 (Individual)	Joint securityholder 3 (Individual)
Sole director and sole company secretary	Director/Company secretary (Delete one)	Director

This form should be signed by the Prime Securityholder. If a joint holding, either Prime Securityholder may sign. If signed by the securityholder's attorney, the power of attorney must have been previously noted by the Prime Registry or a certified copy attached to this form. If executed by a company, the form must be executed in accordance with the company's constitution and the *Corporations Act 2001* (Cth).

PIH PRX001

HOW TO COMPLETE THIS PROXY FORM General This form should be read in conjunction with Prime’s scheme booklet dated 24 September 2010. Words and phrases used but not defined in this form, have the defined meanings set out in section 13 of the booklet. Your name and address Your pre-printed name and address is as it appears on the Register. If you are issuer sponsored and this information is incorrect, please make the correction on the form. If you are sponsored by a broker and this information is incorrect, you should advise your broker of any changes. Please note: you cannot change ownership of your Prime Securities using this form. Appointment of a proxy If you wish to appoint the Chairman of each of the Meetings as your proxy, mark the box in Step 1. If the person you wish to appoint as your proxy is someone other than the Chairman of each of the Meetings please write the name of that person in Step 1. If you leave this section blank, or your named proxy does not attend the meeting, the Chairman of each of the Meetings will be your proxy. A proxy need not be a Prime Securityholder. A proxy may be an individual or a body corporate. Votes on Items of Business – proxy appointment You may direct your proxy how to vote by placing a mark in one of the boxes opposite each item of business. All your Prime Securities will be voted in accordance with such a direction unless you indicate only a portion of voting rights are to be voted on any item by inserting the percentage or number of Prime Securities you wish to vote in the appropriate box or boxes. Fractions of votes will be disregarded. If the percentage of voting rights exceeds 100% or the number of Prime Securities inserted exceeds the number of Prime Securities you hold, your vote on that item will be invalid. If you do not mark any of the boxes on the items of business, your proxy may vote as he or she chooses. If you mark more than one box on an item your vote on that item will be invalid. Appointment of a second proxy You are entitled to appoint up to two persons as proxies to attend and vote at the Meetings. If you wish to appoint a second proxy, an additional proxy form may be obtained by contacting the Prime Registry or you may copy this form and return them both together. To appoint a second proxy you must: (a) on each of the first proxy form and the second proxy form state the percentage of your voting rights or number of Prime Securities applicable to that form. If the appointments do not specify the percentage or number of votes that each proxy may exercise, each proxy may exercise half your votes. Fractions of votes will be disregarded. (b) return both forms together. Signing instructions You must sign this form as follows in the spaces provided: Individual: where the holding is in one name, the holder must sign. Joint holding: where the holding is in more than one name, all Prime Securityholders must sign. Power of attorney: to sign under power of attorney, you must lodge the power of attorney with the Prime Registry. If you have not previously lodged this document for notation, please attach a certified photocopy of the power of attorney to this form when you return it. Companies: where the company has a sole director who is also the sole company secretary, this form must be signed by that person. If the company (pursuant to section 204A of the Corporations Act 2001) does not have a company secretary, a sole director can also sign alone. Otherwise this form must be signed by a director jointly with either another director or a company secretary. Please indicate the office held by signing in the appropriate place. Corporate representativesIf a representative of the corporation is to attend the meeting, an appropriate “Certificate of Appointment of Corporate Representative” should be produced prior to admission in accordance with the Notice of Meeting. A form of the certificate may be obtained from the Prime Registry. Lodgement of a proxy form This proxy form (and any power of attorney under which it is signed) must be received at an address given below by 2:00pm (Sydney time) on Tuesday, 2 November 2010. Any proxy form received after that time will not be valid for the scheduled Meetings. Proxy forms may be lodged using the reply paid envelope or: . by mail: Prime Infrastructure Holdings Limited C/- Link Market Services Limited Locked Bag A14 Sydney South NSW 1235 Australia . by fax: +61 2 9287 0309 . by hand: delivering it to Link Market Services Limited, Level 12, 680 George Street, Sydney NSW 2000. If you would like to attend and vote at the Company Scheme Meeting, PIT Trust Scheme Meeting, PIT2 Trust Scheme Meeting and Annual General Meeting, please bring this form with you. This will assist in registering your attendance.